

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Jay Sugarman
Chairman and Chief Executive Officer
Star Holdings
1114 Avenue of the Americas, 39th Floor
New York, New York 10036

> **Re: Star Holdings**
> **Registration Statement on Form 10**
> **Filed December 16, 2022**
> **File No. 001-41572**

Dear Jay Sugarman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10

Information Statement Summary
Our Manager and the Management Agreement, page 6

1. Please disclose the amount of the management agreement termination fee in the summary. Also, disclose the exchange on which you are seeking to list the common shares, or advise.

The Spin Off
Background, page 35

2. Please quantify the anticipated costs in connection with the spin-off and describe how these costs will be allocated. Please also revise your summary disclosure to briefly describe these arrangements.

3. We note your disclosure on page 6 that the terms of your agreements with iStar and Safe, including the separation and distribution agreement, the management agreement, the governance agreement, the registration rights agreement and the senior secured term loan, were negotiated between related parties and may not be as favorable to you as if it had been negotiated at arm's length with an unaffiliated third party. Please revise the background, Certain Relationships and elsewhere as appropriate to explain how it was decided to explore the separation of the non-ground lease assets business into a newly created and separately traded public company. Include disclosures related to how the material terms of the spin-off were determined, including, but not limited to the terms of the management agreement, and the Secured Term Loan Facility.

Unaudited Pro Forma Combined and Consolidated Financial Statements, page 49

4. Please revise your filing to explain in greater detail the accounting treatment of the spinoff transaction. In your revisions, please name all of the entities that are involved in this transaction and their roles, including legal spinnor, legal spinnee, accounting spinnor, and accounting spinnee. Reference is made to ASC 505-60.

5. We note your disclosure in footnote (1) to the Unaudited Pro Forma Combined and Consolidated Balance Sheet that you will cease accounting for your investment in Safe using the equity method of accounting after the spin-off. Please expand on the facts that lead you to this accounting conclusion despite the fact that you will own 24.3% of Safe's outstanding common stock after the spin-off. Cite any relevant accounting literature in your response.

6. We note your income tax adjustments and related footnote (3) on pages 55 and 56. Please disclose the effective tax rate and explain in greater detail how you derived the estimated tax impact from iStar Included Assets transaction accounting adjustments and other pro forma adjustments.

7. We note your disclosure that your assets will include Safe common stock with an aggregate value of $400 million. We also note your disclosure on page 51 that Star Holdings is not expected to retain significant influence over Safe. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 57

8. We note your disclosure on page 65 that the decrease in land development revenue in the first nine months of 2022 was primarily due to a decrease in the size of your land and development portfolio. Please provide expanded disclosure to address clearly the reasons

and background for the changes in these revenues and any material trends and uncertainties.

<u>Exclusive Forum, page 99</u>

9. We note that your forum selection provision identifies the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

<u>Financial Statements</u>
<u>iStar Included Assets for the year ended December 31, 2021 and 2020</u>
<u>Note 7 - Other Investments, page F-26</u>

10. Please address the following with respect to your other real estate equity investments and other strategic investments:
   - Please tell us the portion of these investments that are accounted for using the equity method of accounting and the portion that is carried at cost for each investment class as of each period presented in your annual and interim financial statements.
   - Tell us how these investments are structured and whether they are limited partnerships or limited liability companies that maintain specific ownership accounts for each investor. Reference is made to ASC Topic 323-30-35-3.
   - To the extent these investments are structured as or similar to limited partnerships, tell us how you considered the guidance in ASC Topic 323-30-S99 in determining whether to apply the equity method of accounting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kathleen L. Werner, Esq.